CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Barbara J. Green

Vice President, Deputy General Counsel and Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

CUSIP No. M8737E108

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,808,751 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,808,751 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,808,751

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

CUSIP No. M8737E108

14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,821

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,821

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. M8737E108

9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,818,821

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. M8737E108

9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

This Amendment No. 6 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 24, 2006 (“Amendment No. 4”), and Amendment No. 5 filed on March 2, 2007 (“Amendment No. 5”, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $34.1 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by Templeton Asset Management Limited (“TAML”), Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005, and the consequential delisting of the Ordinary Shares from The NASDAQ Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action that it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others. On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the

CUSIP No. M8737E108

Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit E, demanding, among other things, that a shareholders meeting be held promptly. On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law. On March 28, 2007, counsel, on behalf of certain reporting persons, sent a letter to the Issuer’s counsel, the English translation of which is attached hereto as Exhibit G, responding to the Issuer’s Form 20-F filed with the SEC on March 20, 2007, and press release filed March 23, 2007. That press release stated, among other things, that the Issuer has retained a financial advisor to assist it in pursuing strategic alternatives, including an equity investment, an infusion of working capital, or the purchase of the Issuer’s outstanding shares. The letter of March 28, 2007, among other things: (a) warns the Issuer, its controlling shareholders and directors not to adopt any steps that are not in the normal course of business, including steps that would affect the Issuer's capital and/or the structure of its capital and/or ownership of its shares and/or ownership of its controlling shareholders’ shares, without receiving the shareholders' consent before their completion; (b) demands that if there is a sale of the Issuer's and/or its controlling shareholders’ shares to any third party, such party give reasonable prior notice thereof and offer the reporting persons the opportunity to sell their shares on the same terms; and (c) states that if the Issuer continues to act without informing the shareholders and considering the interests of all shareholders, the reporting persons will adopt legal measures to preserve the rights and interests of all shareholders.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

CUSIP No. M8737E108

(a-b) The 2,818,821 shares of Ordinary Shares of the Issuer (the “Securities”), representing 9.5% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that FRI and the Principal Shareholders may be deemed to beneficially own and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which

CUSIP No. M8737E108

FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,808,751
Franklin Advisers, Inc.:	10,070

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,808,751
Franklin Advisers, Inc.:	10,070

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B-6 of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of the Investment Management Subsidiaries is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A: Executive Officers and Directors of Reporting Persons

CUSIP No. M8737E108

Exhibit B-6: Transactions in the Past 60 Days

Exhibit C-6: Joint Filing Agreement, dated as of August 4, 2006 (incorporated by reference to Exhibit C of the Original Schedule 13D

Exhibit D-6: Powers of Attorney (incorporated by reference to Exhibit D of the Original Schedule 13D

Exhibit E: Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

Exhibit F: Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

Exhibit G: Letter, dated March 28, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:        /s/ Barbara J. Green

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to the Original Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to the Original Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By:        /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	180 Riverside Drive, Apt. 5F New York, NY 10024
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	704 Murphy Drive San Mateo, CA 94402

CUSIP No. M8737E108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard Suntec Tower One, #38-1 Singapore 038987
Mark Banks Browning (British Citizen)	Co-CEO and Director, TAML	Franklin Templeton Investment Trust Management Co., Ltd. SE12, 3rd Floor 12 Youido-Dong, Youngdungpo-Gu Seoul, Korea 150-968
Gregory E. McGowan	Director, TAML	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong
Wai Kwok Tom Wu (British National (Overseas), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. M8737E108

EXHIBIT B-6

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a purchase by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
2/08/07	156,640	9.0730

Each of the transactions described below was a purchase by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
2/14/07	176	8.70

Each of the transactions described below was a sale by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
1/29/2007	650	8.1569
1/30/2007	81	7.8896
1/31/2007	31	8.3997
1/31/2007	501	8.4959
2/2/2007	426	9.5724
2/5/2007	120	9.8997
2/6/2007	147	9.0965
2/7/2007	197	8.9997
2/9/2007	290	8.9756
2/12/2007	66	8.9997
2/13/2007	2,481	9.0000
2/13/2007	9,662	9.0000
2/13/2007	2,607	8.9812
2/13/2007	50,781	8.9963
2/14/2007	746	8.7997
2/14/2007	1,220	8.8179
2/15/2007	172	8.9497

CUSIP No. M8737E108

2/15/2007	1,483	8.9919
2/16/2007	191	8.9497
2/16/2007	2,204	8.9497
2/20/2007	27,670	9.0149
2/21/2007	479	8.8997
2/21/2007	8,345	8.9927
2/22/2007	414	8.9997
2/22/2007	2,299	8.9997
2/23/2007	479	9.0324
2/23/2007	100,656	9.0316
2/26/2007	691	9.0485
2/26/2007	250,372	9.0466
2/27/2007	373	9.1497
2/27/2007	1,044	9.0997
2/28/2007	1,112	9.0701
3/1/2007	12,120	9.0600
3/1/2007	285,673	9.0467
3/2/2007	41,820	9.0547
3/2/2007	3,471	9.1000
3/2/2007	28,141	9.0997
3/2/2007	9,240	9.0547
3/2/2007	11,812	9.0547
3/2/2007	9,240	9.0547
3/5/2007	250	8.9997
3/6/2007	38,382	9.0000
3/6/2007	254	9.0197
3/7/2007	74,739	9.0197
3/7/2007	61	8.9997
3/8/2007	80	9.2496

CUSIP No. M8737E108

EXHIBIT G

[Letterhead of Gornitzky & Co.]

[Informal translation of the Hebrew original]

March 28, 2007

To:

Mr. Dror Vigdor, Adv.

Ms. Orna Sasson, Adv.

Yigal Arnon & Co., Attorneys

1 Azrieli Center

Tel-Aviv 67021

By registered mail and via fax
- Without Prejudice -

Dear Colleagues,

Re:        Taro Pharmaceutical Industry Ltd. (Company No. 52-002290-6) (hereinafter: the "Company")

20-F Report of 20 March 2007

On behalf of our client, Franklin Templeton Investments, we address you in relation to the above-referenced matter as follows:

1.

As you know, on 20 March 2007 publication was made of the Company's 20-F report, which includes also the renewed presentation of the financial statements for the years 2003 and 2004, with considerable delay and after a prolonged period during which the Company refused to provide the necessary information to clarify the visible defects in conducting the Company's affairs. Our client is currently studying the contents of the report and the implications thereof.

2.

A partial and preliminary examination of the report shows that the irregularities and failings in the Company's running are unusual in their severity. The said report, including the Company's auditors published warning regarding a "going concern", as contained therein, attests that there is a substantial risk of the Company not being able to meet its obligations and becoming insolvent. On these matters too, it appears that the Company is hiding more than it is revealing. Indeed, it appears, prima facie, that the said failings do not pertain merely to accounting errors, but stem from the improper handling of the Company.

3.	As your client is aware, our client holds shares of the Company. Needless to say, our client's interests in the Company are directly affected by the state of the

CUSIP No. M8737E108

Company and by the manner in which it is run, in general and during the recent period, in particular. Our client has in the past approached the Company and its managers and accountants, on several occasions, with a demand to receive information on these issues. Notwithstanding our client's aforesaid holdings and despite its repeated requests in the past, to date adequate information and/or explanations with respect to the Company's situation were not given to the Company's shareholders in a satisfactory manner and in compliance with the statutory provisions.

4.

Moreover, the Company is operating without fulfilling its obligations towards its shareholders, including by allowing them to participate in the efforts which might be a turning point in the Company's management and affairs. Thus, for example, from an examination of the Company's reports, as are available, inter alia, on its Internet site, it emerges that the Company has retained the services of the Blackstone Group as a financial consultant and that the Company intends adopting radical steps in order to raise capital, in the immediate future.

5.	Thus, in the publication of 20.3.2007, it was stated that:

"These strategic alternatives include an equity investment, an infusion of working capital, or the purchase of the outstanding shares of the Company. The Company has requested that final proposals be submitted by March 30, 2007, with a definitive agreement expected to be completed during April 2007. However, the Company reserves the right to accelerate this process."

6.

This general and vague announcement does not provide the information required by the shareholders, including our client, in order to assess the Company's situation, whether the acts being adopted serve the best interests of the Company and all the shareholders and whether all the necessary steps are being taken for the benefit of the Company and its shareholders. The timing of this general and vague notice, after protracted defective conduct of the Company and its managers, raises a grave and serious apprehension that the Company will continue to operate in a manner that discriminates against its minority shareholders, including our client. The foregoing is all the more valid when the Company is controlled, in practice, by two families (Levitt and Moros), who together hold 45.4% of the voting rights in the Company and can decide on its fate, without taking into account the interests and rights of the other shareholders and at the least, cause their dilution.

7.

In this state of affairs, our client has instructed us (without derogating from any relief and/or other claim available to our client) to appeal, through you, to the Company, the controlling shareholders therein and members of the board of directors and warn them to refrain from adopting any steps which are not in the normal course of business, including steps which serve to affect the Company's capital and/or the structure of its capital and/or the ownership of its shares and/or

CUSIP No. M8737E108

the ownership of the shares of its controlling shareholders (including a charge over these shares), without receiving the shareholders' consent prior to their completion.

8.

Without derogating from the generality of the foregoing, our client demands that if any sale is executed of the Company's shares and/or shares of the controlling shareholders in the Company to any third party, including the Blackstone Group and/or any party on its behalf, such party will undertake to offer our client to sell its shares in the Company on the same terms and while giving reasonable prior notice, the foregoing in order to ensure that our client's rights in the Company will not be unlawfully prejudiced or deprived.

9.

Without derogating from any right and/or relief of our client vis-à-vis the Company and/or its controlling shareholders and/or managers, we wish to clarify that our client is concerned with the welfare of the Company and its shareholders. In view of the Company's conduct in the extensive period which preceded publication of the 20-F report (and the amended financial statements), our client believes that it will be wise for the Company and its controlling shareholders to cooperate and consult with the Company's shareholders, and the minority shareholders notwithstanding, on the steps relating to the improvement of the Company's situation, for the benefit of all the parties concerned. On the other hand, should the Company continue to act without informing the shareholders of what is being done therein and without considering the interests of all the shareholders, our client will not hesitate to adopt all legal measures, whose object is to secure preservation of the rights and interests of all shareholders of the Company.

10.	Your prompt and concise response is vital, in view of the Company's announcement that it intends adopting operative steps already in April 2007.

11.

This letter of ours does not purport to encompass all the implications and ramifications which emerge from a partial and preliminary examination of the Company's recent statements. It is self-evident that nothing in our letter and/or in what has been omitted therefrom will serve to constitute an extension and/or consent and they do not serve to exhaust and/or derogate from and/or make redundant claims and/or rights and/or demands and/or relief of our client (including the adoption of a class action thereby), both vis-à-vis the Company and vis-à-vis any other party (including the Company's officers, controlling shareholders and auditors) and they are all available to and reserved by our client.

Sincerely yours

with greetings for a Happy Passover,

Pinhas Rubin, Adv.	Dr. Yael Aridor Bar-Ilan, Adv.	Kfir Yadgar, Adv.